1 Blue Hat Interactive Entertainment Technology (NASDAQ: BHAT) Investor Presentation May 2020

NASDAQ: BHAT Forward - Looking Statements This presentation contains forward - looking statements that are based on the beliefs and assumptions of the management team of Blue Hat Interactive Entertainment Technology (“Blue Hat”), and on information currently available to such management team. These forward - looking statements are subject to numerous risks and uncertainties, many of which are beyond Blue Hat’s and its subsidiaries' and affiliates' control. All statements, other than statements of historical fact, contained in this presentation, including statements regarding future events, future financial performance, business strategy and plans, and objectives of Blue Hat for future operations, are forward - looking statements. Although Blue Hat does not make forward - looking statements unless it believes it has a reasonable basis for doing so, Blue Hat cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievements of Blue Hat and Blue Hat’s industry to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward - looking statements. You should not place undue reliance on any forward - looking statement. Blue Hat undertakes no obligation to update or revise publicly any of the forward - looking statements after the date hereof to conform the statements to actual results or changed expectations except as required by applicable law. This presentation contains industry, statistical and market data from Blue Hat’s internal estimates and research as well as from third party publications, surveys and reports. Although Blue Hat has not independently verified the accuracy or completeness of the data contained in these industry publications, surveys and reports, Blue Hat believes the publications, surveys and reports are generally reliable, although such information is inherently subject to uncertainties and imprecise. In addition, the industry in which Blue Hat operates is subject to a high degree of uncertainty and risk due to a variety of important factors. As a result, these and other factors could cause results to differ materially from those expressed in the estimates made by Blue Hat and third parties. This presentation uses Blue Hat’s trademarks. This presentation also includes trademarks, logos, trade names and service marks that are the property of others. Trademarks, logos, trade names and service marks referred to in this presentation may appear without the ® and ™ symbols, but those references are not intended to indicate that Blue Hat will not assert its rights, or that the applicable owner will not assert its rights, to the fullest extent under applicable law. The trademarks, logos, trade names and service marks appearing in this presentation belong to their respective owners and do not provide or imply any endorsement, sponsorship or affiliation. 2

3 NASDAQ : BHAT Immersive Education for Preschoolers Community - based gaming platform Toys with AR and mobile game features Company Overview We are a producer , developer and operator of augmented reality (“AR”) interactive entertainment games, toys and educational materials in China. https ://youtu.be/_Fd9QRBryPA

NASDAQ: BHAT 4 Investment Highlights • Differentiated offerings in two main business lines: toys and education • Diversified product portfolio for different age groups • Strength in R&D: industry leader in research and development of AR technology, games and educational content • G rowth in both revenue and profitability

NASDAQ: BHAT 5 Financial Highlights R evenue growth and profitability (US$ MM) 18.5 23.8 12.4 16.3 7.9 9.1 67.0% 68.4% 0% 10% 20% 30% 40% 50% 60% 70% 80% 0 5 10 15 20 25 Fiscal Year 2018 Fiscal Year 2019 Revenues Gross Profit Net Income Gross Margin Fiscal Year 2018: Twelve Months Ended December 31, 2018 Fiscal Year 2019: Twelve Months Ended December 31, 2019

NASDAQ: BHAT 6 Financial Highlights Revenue growth and profitability (US$ MM) 10 11.8 6.9 7.9 4.9 6.2 69.3% 67.5% 0% 10% 20% 30% 40% 50% 60% 70% 80% 0 2 4 6 8 10 12 14 4Q 2018 4Q 2019 Revenues Gross Profit Net Income Gross Margin 4Q 2019: Three Months Ended December 31, 2019 (unaudited) 4Q 2018: Three Months Ended December 31, 2018 (unaudited)

NASDAQ: BHAT 7 Toys Market in 2018 Traditional Toys 25% Electronic Toys 75% *Source: Euromonitor. Reflects approximations. 135.6 0 100 200 300 2013 2018 Toys and Games Industry in China* Shift towards intelligent and interactive products Retail Sales of Toys & Games in China (in RMB bn) CAGR: 19.1% 324.1 21% 7% 0% 10% 20% 30% Traditional toys Eletronic toys Annual Growth Rate (2018) 400

KLG 2/6/2020 Please provide us with a copy of this source. NASDAQ: BHAT AR Interactive Entertainment Industry 8 * Source: Digi - Capital. Reflects approximations . Few direct competitors in China Great potential of AR application in educational materials Mature technological infrastructure for AR Favorable Chinese government policies Global AR Industry Revenues in 2023 $85 - 90 billion* Chinese AR Industry Revenues in 2020 $55 billion*

NASDAQ: BHAT 9 AR technology to enhance interactive gaming experience In - house developed toys that are competitive in consumer markets 12 - 28 years AR Racer 5 - 12 years Blue Hat IP toys – Yoyo Cat Licensed IP toys – Talking Tom and Friends Crazy Bugs* AR Dinosaur 3 - 6 years AR picture books Play - based learning center Smart immersive education initiatives Diversified Product Offering 12 - 40 years Mobile games (“Quan Min Dou Yu”) “Qi” platform *Previously named “AR Need a Spanking” Age

Research and Development

- ~Half of headcounts are in research and development teams, located in Xiamen and Fuzhou, China

Software + Hardware



- **Robust intellectual property portfolio covering:**
  - Photosensitive induction technology
  - Gesture-sensor technology
  - Infrared induction technology
  - AR identification technology

1	authorized patent for PCT international patents*
199	authorized patents*
37	patents in various stages of the patent application process*
95	registered trademarks*
645	copyrights for art work*
13	applications for PCT international patents*
29	software copyrights*

NASDAQ: BHAT

* As of December 31, 2019.

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Primary Products - AR Racer AR Racer is a car - racing mobile game with a small physical toy car that is placed onto the user’s mobile device screen. https://youtu.be/ksQjA8B6fmI NASDAQ: BHAT Physical toy car with nano - adhesive materials with lighting and vibration effects Photosensitive recognition technology enables communication between the toy car and the game Stimulant track and real feedback includes collisions in games, acceleration and physical car lights and vibration, creating enhanced racing experience 11

NASDAQ: BHAT Seamless integration of hardware and software brings live gaming experience Market - proved product upgraded with AR experience Intelligent capture recognition technology synchronizes information with software in real time Primary Products – AR Crazy Bug AR Crazy Bug (previously named “AR Need a Spanking ”) is an exciting combat game with a ladybug shaped electronic toy. https://youtu.be/ixbRBdNP1eY 12

Smart Immersive Education Initiatives NASDAQ: BHAT • Immersive educational products for use in preschools in China to enrich learning through AR technology • Developed based on research by Blue Hat’s in - house team of educational experts • I nstructors trained by Blue Hat • System for the evaluation of children's ability: - track and record children's learning behavior, learning processes and developmental data in each activity Smart Immersive Physical Education Classes Smart Immersive Cognitive Education Classes Smart Screen Immersive Education Classes 13

AR Child Abuse Prevention Course Smart Immersive Education Initiatives NASDAQ: BHAT • Content developed according to latest government guidelines on preschool education - Five domains (health, language, social and emotional well - being, science, and the arts) - AR Child Abuse Prevention Course Participating preschools include: - state - operated preschools - privately - operated preschools 14 AR Child Abuse Prevention Course Health : Jumping Science : Tangram puzzle

Mobile Games – Quan Min Dou Yu NASDAQ: BHAT • The increase in revenues from mobile games in the year ended December 31, 2019 was a result of the popularity of our first mobile game “Quan Min Dou Yu”, which was launched in the fourth quarter of 2018 and received positive feedback from the market . • An online multiplayer game 15 With the same recreational elements and competitive mechanism, the fishing series for the first time allowed 4 people competing in the same screen, while the players have a whole new experience.

NASDAQ: BHAT Growth Strategy 16 Increase the number of preschools at which we offer smart educational products Enhance game content & new product launches AR Dinosaur AR Racer – new version Strategic investments "Smart Immersive Education Classes" Experience Session for Xiamen Preschool Principals

NASDAQ: BHAT 17 Sales and Marketing – Offline and Online ~100 offline retailers in 5 provinces: Jiangsu, Liaoning, Fujian, Sichuan and Shaanxi

NASDAQ: BHAT 18 Income Statement Summary Balance Sheet Summary Financial Summary For the Three Months Ended December 31, 2019 (unaudited) 2018 (unaudited) ($US MM) ($US MM) Revenues 11.8 10.0 Gross Profit 7.9 6.9 Gross Margin 67.5% 69.3% Net Income 6.2 4.9 December 31, December 31, 2019 2018 ($US MM) ($US MM) Current assets 42.7 25.7 Total assets 58.8 35.5 Current liabilities 13.7 7.1 Total liabilities 14.1 7.2 Total equity 44.8 28.3 For the Twelve Months Ended December 31, 2019 2018 ($US MM) ($US MM) Revenues 23.8 18.5 Gross Profit 16.3 12.4 Gross Margin 68.4% 67.0% Net Income 9.1 7.9

NASDAQ: BHAT 19 Contact Investor Relations Blue Hat Interactive Entertainment Technology Email: ir@bluehatgroup.net For more information, please visit: ir.bluehatgroup.com

NASDAQ: BHAT 20 Thank you!